EXHIBIT 21.0

SUBSIDIARIES OF THE REGISTRANT

Name of Entity	State or Other Jurisdiction of Incorporation or Organization
Vitesse International Holdings, SRL	Barbados
Vitesse International, Inc.	Barbados
Vitesse Manufacturing & Development Corporation	Delaware
Vitesse Semiconductor Corporation A/S	Denmark
Vitesse Semiconductor GmbH & Co. KG	Germany
Vitesse Semiconductor Deutschland GmbH	Germany
Vitesse Semiconductor Sales Corporation	Delaware
Vitesse Semiconductor (India) PVT Ltd	India
Vitesse Semiconductor Beteilig & Verw.GmbH	Germany